UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-K

ANNUAL REPORT for the fiscal year ended December 31, 2019

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

255,433 Units consisting of:

79,351 Shares of Class A Voting Common Stock

and

176,082 Shares of Class B Non-Voting Common Stock

TABLE OF CONTENTS

NARRATIVE DESCRIPTION OF BUSINESS	3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	4

DIRECTORS AND OFFICERS	8

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	10

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	10

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS REPORT	11

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

2

NARRATIVE DESCRIPTION OF BUSINESS.

Feel The World, Inc., d.b.a. Xero Shoes®, is a woman-owned lifestyle footwear brand focusing on natural movement, quality craftsmanship, and affordability. Xero Shoes® product lines currently include minimalist casual and athletic shoes and boots, performance recreation sandals, and do-it-yourself (DIY) sandal kits. Its products are sold directly to customers through its own website, via third party sites such as Amazon, in certain retail stores, and to international wholesale and distribution partners.

The Company's brand tenants are:

•	NATURAL FIT. Wide toe boxes let your toes spread and relax with a Xero drop, non-elevated heel for proper posture.

•	NATURAL MOTION. Flexible soles let your feet bend and flex naturally and feature a low-to-the-ground design for balance and agility.

•	NATURAL FEEL. Our patented FeelTrue® sole lets you safely Feel The World, protecting your feet while giving your brain the feedback it wants.

The Company has experienced rapid growth, with revenue increasing from $1,427,521 in 2015 to $12,129,334 in 2019.

The Company develops and has manufactured its own footwear designs.

As of the end of 2019, the Company employed the full time equivalent of 36 people.

The Company uses a manufacturing agent who sources our production through multiple suppliers. This strategy provides the Company the flexibility to move manufacturing as the need arises.

3

Item 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

We sell our footwear direct-to-consumers through our own website, as well as through Amazon, retail stores, and international distributors.  Total sales less returns increased 38% in the year ended December 31, 2019 when compared to 2018, growing from $8,785,047 in 2018 to $12,129,334 in 2019.  We had originally anticipated even more growth in 2019, however, new tariffs on other imported goods caused port congestion that delayed our spring shipments by several weeks and our fall shipments by a similar amount of time. This resulted in lack of availability of many of our best-selling products during key selling periods. We responded to this situation by reducing the availability of our products on Amazon to provide the best selection to our direct channel and our wholesalers and distributers. As a result, we continued to experience significant increases across all of our distribution channels except for Amazon.

Our direct-to-consumer channel continues to represent the largest percentage of sales, delivering 74% of total sales in 2019 versus 69% in the prior year. Sales through our distributors and wholesalers increased 72% in 2019 when compared to 2018. Amazon sales dropped 17% as we strategically limited inventory to maximize profit and availability to key customers. Our comparative channel mix is as follows:

	2019	2018
% Amazon	12%	21%
% Direct-to-Consumer	75%	68%
% Wholesale/Distributor	13%	11%

The percentages above are shown net of returns.

This increase in sales was driven by the continued expansion of types of footwear offered, our targeted consumer marketing campaigns and expansion of the locations where our footwear can be purchased. We also executed against the following key strategies in 2019:

•	Running a successful test of key products in a national retailer;
•	Building the framework for a European distribution center to capitalize on high regional demand; and
•	Expanding our sales force in Asia.

Our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general.  We continue to experience a lower rate of returns on the direct-to-consumer channel as compared to sales through Amazon. Amazon returns decreased slightly from 36% to 35%. Direct-to-consumer returns increased from 12.7% in 2018 to 13.4% in 2019 due to several factors. In the second half of 2019, we ran a test offering flat rate shipping on shoes. This incented our customers to purchase multiple sizes of the same shoes and return the ones that didn’t fit as well. Additionally, we resized our closed-toe shoes to improve consistency of sizing across models, which caused an anticipated short-term increase in returns from existing customers. As we continue to offer more closed-toe shoes, we expect our return rate to also increase proportionally.

4

Gross profit for the year ended December 31, 2019 increased by $1.27 million when compared to prior year. However, gross margin percentages decreased from 48% to 45%.  The decrease in margin is to due several factors including a 71% increase in our wholesale and distribution channels, increased shipping costs, and strategic discounts on slower-moving product lines.  There was a slight increase in shipping costs relative to revenue due to a higher percentage of sales of heavier, closed-toe product sold on clearance, and the increased exchanges of product to customers.  This increased shipping expense is included in our cost of goods sold.  Additionally, to ensure the availability of working capital, we increased the discounts offered in our year-end sale.

Total Operating Expenses increased 49% for year ended December 31, 2019 compared to 2018 mainly due to additional payroll costs and marketing costs.  The company started 2018 with 21 employees and grew to 37 employees by end of 2019. The Company has taken the opportunity to focus employees on specific areas rather than broadly engaged in all aspects of the business.  As such, certain employee and lease expenses are now being allocated to Research & Development and Operations, where in the past, the Company did not have the ability to split those out from General and Administrative expenses.  The increases in Research & Development and Operations can be attributed to this change.

In addition to customer service costs, the Operations line item includes the costs related to our dedicated warehousing space that accommodates inventory to meet customer needs.  Management has made estimates to allocate the portion of the warehouse expenses relating to handling of incoming inventory to Cost of Good Sold.

Sales and marketing expense increased by $1.3 million in the year ended December 31, 2019 compared to the prior year.  Our return on advertising investment was lower than anticipated due to the aforementioned inventory shortfalls. As product receipt dates continued to be delayed, return on advertising spend declined due to the continued unavailability of product and uncertainty around delivery dates. To maintain customer engagement, the Company had to continue to invest in its Facebook and strategic search word purchases in anticipation of product receipt. Additionally there was an increased focus on marketing to support our wholesale and distributor channels.

The Company has continued to monitor the health of the brick and mortar retail distribution model and continues to have increased emphasis on the direct-to-consumer channel.  In 2019, we ran tests with a national retailer to determine the sales potential. These tests were successful, and we have formed a relationship with this retailer. We continually evaluate opportunities to enter additional brick and mortar retail locations.  The Company also continues to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Research and development expenses for the year ended December 31, 2019 increased $213,068 over the prior year due to additional headcount being added and allocation of direct expenses that were previously in general and administrative costs.

Interest expense for the year ended December 31, 2019 was $5,283 more than 2018 even though debt levels at December 31, 2019 were $1.86 million higher than the prior year. This was the result of a new borrowing structure that reduced the interest rate while increasing our borrowing capacity.

5

For the year ended December 31, 2019 the Company had a loss from Operations of $264,321.   This was caused by several occurrences:

•	To support the customer response to our test at a national retailer, the Company diverted a significant amount of its best-selling sandal inventory to meet the demand. This caused overall lower margin as direct-to-consumer sales were replaced with wholesale sales, in additional to causing out-of-stock situations online.
•	As previously mentioned, additional out-of-stock situations were caused by transportation delays that were a direct result of non-footwear tariffs. Due to the ongoing uncertainty around delivery schedules, the Company had to continue to heavily invest in online advertising despite low stock.
•	The Company continued to make strategic investments in advertising to support brick and mortar expansion and foundational funding to support global distributor expansion.

Tariff uncertainties caused additional product delivery delays throughout the summer that impacted revenue for the second half of the year. Management adjusted its future ordering schedule to minimize the potential of tariff-related delivery delays. Management has experienced success through its expansion of the sales season, price points and distribution channels.

The Company plans to continue growth through the following strategies:

- Continued expansion of the sales season:

Sales of closed-toe shoes and boots has been welcomed by new and existing customers. Closed-toe shoes allow the Company to shift from primarily spring/summer sandal sales to year-round active footwear sales.

-	Expansion of price points:

As the Company has expanded products into more closed-toe shoes with higher price points, we have experienced an increase in Average Order Value (AOV). The AOV increased from $82 in 2018 to $86 in 2019.

- Additional sales channels:

In 2019, the Company’s products performed well in a test with a national retailer. Although this retailer placed a substantial pre-book order for Spring 2020, recent store closures related to COVID-19 have since caused the cancellation of some orders. In addition to expansion of US wholesale, the Company has capitalized on the interest in our footwear in Europe and has created a European Union subsidiary to distribute in the EU starting in 2020. As discussed above, the Company has seen a 71% increase in sales through distributors and wholesalers.

(b) Liquidity and Capital Resources

The Company is committed to retain adequate working capital to provide stability to our workforce as well as to fund our up to five-month inventory supply chain. To this end, we use long-term notes payable, short-term lines of credit, revolving credit cards and trade payables to adequately provide for cash needs.

6

In September 2018, the Company secured a $2,318,000, 10-year amortized SBA loan through JPMorgan Chase. The Company is in compliance with this note. The Company has $450,000 in lines of credit also through Chase.

In October 2019, the Company renewed its relationship with a prior lender to secure a $1,500,000 interest-only, short-term line of credit.

The Company also uses revolving credit cards and $500,000 line of credit with UPS Capital to fund cash flow needs.

Please see the debt footnote to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements, that would limit the Company's ability to use its current capital.  The Company continues to explore all methods of debt and equity financing. The Company has an established history of fulfilling all of its loan obligations on time.

(c) Trend Information

With the impact of COVID-19, the Company is re-evaluating all forecasts. At the end of the first quarter of 2020, the Company was notified by a national retailer that purchase orders for previously ordered material would be cancelled. Inventory originally purchased to supply retailers is now being offered direct-to-consumer. As the Company has a long and successful history of direct-to-consumer sales, it expects it will be able to maintain, and possibly grow, sales. Because of the strong growth of the e-commerce sector, the Company plans to continue to invest heavily in direct-to-consumer marketing.

Based on increased tariffs on footwear imports to the US and the growing demand for our products in Europe, we have expanded our international footprint.

As the Company increases the number of styles of shoe that it manufactures, it is required to increase the total inventory to accommodate the sales fulfillment in each of these styles.  In addition, overall sales growth requires increased inventory to support continued sales of existing styles. Inventory levels at December 31, 2019 of $4.5 million are significantly higher than $1.3 million a year earlier. This increase was planned to support retail distribution, avoid loss of sales due to delays in shipping, and minimize product expense in advance of a proposed (but later cancelled) tariff increase. Because of the perennial nature of the industry, the Company does not anticipate its inventory will go out of style.

COVID-19 began negatively impacting the Company in March of 2020.  Adverse effects included a significant drop in revenue from the direct-to-consumer and Amazon channels, material cancellations of pre-booked wholesale orders in both the US and internationally, and delays in freight departure dates for new inventory.

7

The Company has been able to continue operations during the pandemic by arranging to have its office staff work from home and implementing CDC recommended protocols for its essential warehouse staff.  Decisions made to bring in Spring '20 inventory in advance of proposed new tariffs resulted in the Company having a healthy level of inventory despite current freight delays out of China.

The Company has requested and received a 90-day deferment of payments from JPMorgan Chase on its SBA loan and SBA line of credit.

The JPMorgan Chase $400,000 line of credit and the Genlink $1,500,000 line of credit have both been given 90-day extensions from their original expirations in April 2020, and May 2020, respectively.

In addition, the Company applied for and received an SBA $390,415 Paycheck Protection Program loan from InBank on April 21st, 2020.  This loan carries an interest rate of 1% a year on any amounts not forgiven.  The first of 18 payments of $21,970.97 is due on November 21st, 2020.  The Company intends to meet the employee retention criteria of the program so that all of this loan will be forgiven.

The Company is not providing guidance on projected revenue or EBITDA at this time.

DIRECTORS & OFFICERS

Name	Position	Age	Director Since	Term
Steven Sashen**	Chief Executive Officer	57	December 2010	1 year
Lena Phoenix **	Chief Financial Officer	51	December 2010	1 year
Dennis Driscoll	Chief Product Officer	70	January 2018	1 year
Michele Demark	Board Member	53	January 2018	1 year
Suze Bragg	VP, Investor Relations***	51

*	Each elected board member will serve a one-year term and must be re-elected yearly by the Common Stock Class A voting shareholders.

**	Family Relationships: Steven Sashen and Lena Phoenix are a married couple.

***	Suze Bragg left the Company in February, 2019 to pursue other initiatives.

Seven Sashen, Co-founder/CEO/Board Member. Steven is the Company's strategic and marketing visionary. His diverse background includes creating Scriptware, word processing software for film and TV writers, and working professionally as a stand-up comedian and Emmy award-winning television personality. He has created numerous instructional, educational, and comedic videos for the Company that have received over two million views and helped establish the brand's authenticity and personality. He is a Masters All-American sprinter. Steven holds a BS from Duke University and an MFA from Columbia University.

8

Lena Phoenix, Co-founder/ CFO/Board Member. Lena oversees the Company's financial strategy. A fourth-generation entrepreneur, she previously founded and sold a mortgage company, Preferred Capital, LLC. Since that sale, she has served as President of a management, internet marketing and publishing company, and managed operations for a housing cooperative. She is also an award-winning author. Lena attended Reed College and holds a BA from Naropa University.

Dennis Driscoll, Chief Product Officer. Dennis was previously the Global Design Director for Crocs, a billion dollar per year public footwear corporation, where he managed all of the new product designers. Dennis was one of four founders of Avia Athletic Footwear, which grew to $500 million in revenue and was acquired by Reebok. He has held senior positions at Converse, Wilson Sporting Goods, Doc Martens Footwear, and Osaga Athletic Footwear.

Michele Demark, Board member, has consulted with the Company since 2016.  A Certified Public Accountant in Colorado, she serves as an advisor to multiple small to medium-sized businesses. She has held senior-level roles at Western Union and First Data.  She began her career as an auditor at Ernst & Young.  She holds a BS from Franklin & Marshall College.

COMPENSATION

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($) stock options, etc.	Total compensation ($)
Steven Sashen	CEO	107,476	2,400	109,876
Lena Phoenix	CFO	106,897	2,400	109,297
Dennis Driscoll	Chief Product Officer	104,375	0	104,375

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of the performance of their duties.

9

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of class*	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Voting Common Stock	Lena Phoenix, 100 Technology Drive, Suite 315, Broomfield, CO 80021	6,000,000 shares held directly.		99%

Class A Voting Common Stock	Steven Sashen, 100 Technology Drive, Suite 315, Broomfield, CO 80021		6,000,000 shares. Spouse of majority shareholder Lena Phoenix and shares the same residence	99%

*The number of outstanding shares of Class A Voting Stock held by 18 independent shareholders is 79,351. The number of shares held in reserve for future Employee Stock Option Plan is 1,133,181; with 315,000 of these share options having been issued.

The Company has not issued any Preferred Shares.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The majority stockholder of the Company's outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards.  Additional information is provided in the accompanying financial statements and footnotes.

Item 2. OTHER INFORMATION

None

10

Item 3. Consolidated Financial Statements

Feel The World, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2019 and 2018

11

To the Board of Directors of

Feel The World, Inc.

Broomfield, CO

INDEPENDENT AUDITOR'S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Feel The World, Inc. and subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2019 and 2018 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Feel The World, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Artesian CPA, LLC

Denver, Colorado

May 14, 2020

12

FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$2,244,469	$1,149,971
Accounts receivable	54,751	23,614
Lease receivable	—	73,160
Inventory assets	4,544,569	1,322,464
Inventory in-transit	112,757	900,616
Income tax receivable	3,452	52,596
Prepaid expenses	89,951	59,908
Total Current Assets	7,049,949	3,582,329
Non-Current Assets:
Deferred tax asset	141,388	22,634
Less: valuation allowance	(141,388)	—
Net deferred tax asset	—	22,634
Property and equipment, net	472,449	246,289
Intangible assets	98,511	8,933
Deposits	13,405	13,405
Total Non-Current Assets	584,365	291,261

TOTAL ASSETS	$7,634,314	$3,873,590

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

13

FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$1,082,147	$171,880
Accrued expenses	1,715,343	105,496
Customer deposits	272,616	251,043
Related party advances	—	8,584
Lines of credit, net of unamortized discount	1,936,988	—
Deferred lease payable, current portion	14,098	78,592
Term loan (SBA), current portion	187,700	176,716
Total Current Liabilities	5,208,892	792,311
Long-Term Liabilities:
Deferred lease payable, net of current portion	83,091	38,621
Term loan (SBA), net of current portion and unamortized discount	1,854,772	2,022,403
Total Long-Term Liabilities	1,937,863	2,061,024
Total Liabilities	7,146,755	2,853,335

Stockholders’ Equity:
Preferred stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2019 and 2018.	—	—
Class A common stock, $0.0001 par, 20,000,000 shares authorized, 6,079,351 and 6,079,351 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	608	608
Class B common stock, $0.0001 par, 10,000,000 shares authorized, 176,082 and 176,082 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	18	18
Additional paid-in capital	983,713	983,713
Treasury stock	(4,000)	(4,000)
Retained earnings (accumulated deficit)	(492,780)	39,916
Total Stockholders’ Equity	487,559	1,020,255

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$7,634,314	$3,873,590

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

14

FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2019 and 2018

	2019	2018

Net revenues	$12,129,334	$8,785,047
Cost of goods sold	6,658,852	4,590,885
Gross Profit	5,470,482	4,194,162

Operating Expenses:
General & administrative	1,231,682	1,190,478
Sales & marketing	3,244,892	1,931,019
Research & development	380,360	167,292
Operations	877,869	570,559
Total Operating Expenses	5,734,803	3,859,348

Income/(Loss) from Operations	(264,321)	334,814

Other Income / (Expense):
Interest income	702	325
Interest expense	(249,984)	(244,701)
Total Other Income / (Expense)	(249,282)	(244,376)

Income Before Income Tax	(513,603)	90,438

Income Tax (Expense) Benefit	(19,093)	(85,606)

Net Income/(Loss)	($532,696)	$4,832

Weighted-average vested common shares outstanding
-Basic	6,255,433	6,255,433
-Diluted	6,255,433	6,570,433
Net gain/(loss) per common share
-Basic and Diluted	($0.09)	$0.00
- Diluted	($0.09)	$0.00

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

15

FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2019 and 2018

	Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock			Retained
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Earnings (Accumulated Deficit)	Total Stockholders’ Equity

Balance at December 31, 2017	—	$—	6,079,351	$608	175,832	$17.68	1,000	$(4,000)	982,713	$35,084	1,014,423

Net income	—	—	—	—	—	—	—	—	—	4,832	4,832

Stock issuances	—	—	—	—	250	—	—	—	1,000	—	1,000

Balance at December 31, 2018	—	—	6,079,351	608	176,082	18	1,000	(4,000)	983,713	39,916	1,020,255

Net loss	—	—	—	—	—	—	—	—	—	(532,696)	(532,696)

Balance at December 31, 2019	—	—	6,079,351	$608	176,082	$18	1,000	$(4,000)	983,713	(492,780)	487,559

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

16

FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019 and 2018

	2019	2018

Cash Flows From Operating Activities	$(532,696)	$4,832
Net income/(loss)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	142,229	118,171
Deferred taxes	22,634	76,939
Loan fees	5,000	—
Amortization of loan fees	7,817	23,974
Gain on sale of assets	(2,041)	—
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(31,137)	(14,054)
(Increase)/Decrease in lease receivable	73,160	(73,160)
(Increase)/Decrease in inventory	(3,222,105)	710,433
(Increase)/Decrease in inventory in transit	787,859	(587,888)
(Increase)/Decrease in income tax receivable	49,144	(52,597)
(Increase)/Decrease in collateral deposit	—	75,495
(Increase)/Decrease in prepaid expense	(30,043)	(31,310)
Increase/(Decrease) in accounts payable	910,267	137,255
Increase/(Decrease) in accrued expenses	1,609,847	56,942
Increase/(Decrease) in deferred lease payable	(20,024)	42,165
Increase/(Decrease) in customer deposits	21,573	98,277
Net Cash Provided by (Used in) Operating Activities	(208,516)	585,474

Cash Flows From Investing Activities
Cash paid for intangibles	(89,578)	—
Cash paid for property and equipment	(366,348)	(155,257)
Net Cash Used in Investing Activities	(455,926)	(155,257)

Cash Flows From Financing Activities
Repayments to related parties, net	(8,584)	(6,455)
Proceeds/(repayments) from (on) line of credit	1,936,988	(1,527,048)
Proceeds on term loans	—	2,318,300
Stock issuances	—	1,000
Net principal payments on term loans	(169,464)	(514,714)
Net Cash Provided by Financing Activities	1,758,940	271,083

Net Change in Cash	1,094,498	701,300
Cash at Beginning of Period	1,149,971	448,671
Cash at End of Period	$2,244,469	$1,149,971

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$189,741	$220,727
Cash paid for income taxes	$—	$61,263

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

17

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized on December 17, 2010 under the laws of Delaware. The Company sells footwear to retailers and direct to consumers. Feel the World EU B.V., a private limited liability company formed under the laws of the Netherlands on September 5, 2019, is a wholly owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).  These consolidated financial statements include all accounts of Feel the World, Inc., along with its wholly owned subsidiary, Feel the World EU B.V. (the “Subsidiary”).  All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency for the Subsidiary is its local currency.  In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. For the years ended December 31, 2019 and 2018, the foreign currency translation losses were de minimus.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company’s cash balances exceeded FDIC insured limits by $1,733,361 and $648,186 respectively.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has no accounts receivable allowances as of December 31, 2019 and 2018, respectively.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2019 and 2018 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company operates a warehouse to process sales, returns and exchanges. The Company regularly evaluates inventory for possible impairment and estimates inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the statements of operations.

Inventory in Transit

Inventory in-transit includes product manufactured for sale that have not yet been received at our warehouse as well as advance payments. The inventory in-transit balance includes deposits of $0 and $515,269 for inventory not yet shipped from the manufacturer as of December 31, 2019 and 2018, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation/amortization is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. $132,377 and $90,371 of depreciation for footwear molds and lasts are included in cost of goods sold for the years ended December 31, 2019 and 2018, respectively. The balances at December 31, 2019 and 2018 mainly consist of footwear manufacturing assets and equipment assets with 3-10 year lives. Capital assets and depreciation expense as of December 31, 2019 and 2018 (full year deprecation) are as follows:

	2019	2018
Footwear molds	$709,268	$454,098
Footwear lasts	4,340	4,340
Furniture and equipment	67,994	64,299
Trade Show Booth	2,905	2,905
Website	30,000	30,000
Leasehold improvements	136,448	28,965
	950,955	584,607
Accumulated depreciation/amortization	(478,506)	(338,318)
Property and equipment, net	$472,449	$246,289
Depreciation and amortization expense	$142,229	$118,171

Intangible Assets

There are numerous trademarks important to the Company’s business. Most of our trademarks are registered. As long as the Company intends to continue using its trademarks, they are renewed indefinitely. Trademarks values are reviewed annually for potential impairment. No write-offs are currently warranted.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Accounts Payable

In addition to invoices for goods and services, accounts payable includes a trade account payable with United Parcel Service Capital Corporation (UPS).  On January 10, 2018, the Company entered into an agreement with UPS for a $400,000 unsecured cargo finance line of credit with an interest rate of prime plus 2% in addition to a 1% origination fee on the drawn balance. In 2019, the line was reauthorized in the amount of $500,000 with a one-time $1,000 origination fee and a fixed advance rate of 2.75% of the principal borrowed. The Company borrowed and repaid a cumulative $1,305,229 in accordance with the repayment terms. In 2018, the Company drew $400,000 on the line and repaid $400,000 in accordance with the repayment terms.  Interest and related fees of $36,894 and $5,249 were paid in the years ended December 31, 2019 and 2018, respectively.

20

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

Customer Deposits

International distributors and some large international wholesale customers pay a portion of their order at the time the order is placed. In accordance with revenue recognition policies (see below), these amounts are recorded as a liability until all revenue conditions have been met.

Deferred Revenue

Customer orders received but not shipped are recorded as deferred revenue.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when shipment of goods to its customers has occurred satisfying its performance obligations, acceptance has been approved by its customers, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the statement of operations. As of December 31, 2019 and 2018, the Company had merchant account fees of $248,279 and $179,575, respectively.

Shipping and Handling Fees and Costs

Shipping and handling costs are expensed as incurred and are included in cost of goods sold in the statements of operations. Shipping and handling fees billed to customers are included in revenues.

Advertising

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

Earnings or Loss per Share

Earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. The Company issued 315,000 options for Class A Voting Shares on May 15, 2016 to a key employee. This issuance is dilutive in 2018, but anti-dilutive in 2019 due to the loss for the year ended December 31, 2019.

Reclassifications of Prior Period Balances

Certain balances in the consolidated statements of operations were reclassified from prior year presentation to conform to current year presentation. These changes did not have a material impact to these consolidated financial statements.

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

On November 9, 2016, the Company amended and restated its articles of incorporation (the “Amended Articles”) to authorize additional share classes and stock and to convert all outstanding common stock to Class A Voting Common Stock. The amended articles authorized a total of 20,000,000 shares of Class A Voting Common Stock ($0.0001 par); 10,000,000 shares of Class B Non-Voting Common Stock ($0.0001 par); and 10,000,000 shares of Preferred Stock ($0.0001 par). As of December 31, 2019 and 2018, the Company had 6,079,351 and 6,079,351 shares of Class A Voting Common Stock issued and outstanding, respectively. As of December 31, 2019 and 2018, the Company had 176,082 and 176,082 shares of Class B Non-Voting Common Stock issued and outstanding, respectively. The Company had 0 shares of Preferred Stock issued and outstanding of as of December 31, 2019 and 2018. The Company has reserved 1,133,181 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share of such stock held of record upon any matter (including, without limitation, the election of one or more directors) properly considered and acted upon by the holders of Class A Voting Common Stock. Cumulative voting shall not be permitted for the election of directors or otherwise by the holders of the Class A Voting Common Stock. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

Subject to the preferential rights of any shares of issued Preferred Stock, the holders of shares of both the Class A and the Class B Common Stock shall be entitled to receive, when and if declared by the Company’s Board of Directors, out of the assets of the Company that are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

In the event of any dissolution, liquidation or winding up of the affairs of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of the Class A and the Class B Common Stock shall be entitled, unless otherwise provided by law or the Company’s certificate of incorporation, to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

On March 7, 2017, the Company was qualified by the Securities and Exchange Commission (“SEC”) to sell its shares directly to the public in a Regulation A offering. It launched an equity crowdfunding campaign to raise up to $3,000,000 by selling up to 500,000 shares of Class A Common Stock and 250,000 Class B Common Stock at $4.00 per share (the “Offering”). As of December 31, 2019 the Company had raised a cumulative $1,025,732 in gross investor contributions.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

In December 2017, the Company repurchased 1,000 Class B Common Stock shares from an investor due to unforeseen and extenuating circumstances on the part of the investor. The shares were repurchased at the original issue value of $4 per share and were recorded as Treasury Stock. In January 2018, the Company completed the sale of 250 Class B Common Stock shares from an investor that had been delayed during the crowd offering.

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of December 31, 2019 and 2018:

Borrowings:	2019	2018
JP Morgan Chase Loan (a)	$2,042,472	$2,199,119
JP Morgan Chase Lines of Credit (b)	450,441	—
US Bank Line of Credit (c)	—	—
Mettle Bank (d)	—	—
Genlink (e)	1,486,547	—
NewTek (f)	—	—
Total Borrowings:	$3,979,460	$2,119,119

-------------------------------------------------------------------------------------------------------------------

(a) On September 6, 2018, the Company entered into an agreement with JPMorgan Chase to refinance their existing debt and expand their borrowing capacity, extinguishing approximately $1,830,000 in existing debt with the loan proceeds: $1,500,000 of interest-only debt scheduled to be repaid in April 2019, approximately $300,000 related to an SBA loan with a 2024 maturity, and an estimated $30,000 bank line of credit. The $2,318,300 SBA loan is a fully amortizing 10-year note with fixed interest rate of 6.05%, collateralized by substantially all of the assets of the Company and personally guaranteed by the Company’s officers. Payments of $25,800 per month replace payments averaging approximately $22,000 related to the extinguished debt. Interest expense on this note was $142,109 and $44,104 for the years ended December 31, 2019 and 2018, respectively. Amortization of debt discount on this note is $6,270 for the year ended December 31, 2019. Accrued interest payable on this note was $10,772 and $0 as of December 31, 2019 and 2018, respectively. The outstanding principal balance of $2,096,291 and $2,259,209 is presented net of unamortized discounts of $53,819 and $60,090 for a carrying balance of $2,042,472 and $2,199,119 as of December 31, 2019 and 2018, respectively. In April 2020, the Company requested and received a 90-day deferment of payments on this loan from the SBA due to COVID economic impacts.

(b) On September 5, 2018, the Company entered into an agreement with JPMorgan Chase for a line of credit with a $50,000 limit. On July 26, 2019, the Company entered into an agreement with JPMorgan Chase for an additional line of credit for $400,000. Both lines were fully accessed throughout 2019 and remained outstanding in full. Interest expense on these lines of credit was $11,218 and $0 for the years ended December 31, 2019 and 2018, respectively. The loans require monthly interest payments until maturity, at which time the outstanding principal balance is due. Interest rates are Prime plus 3% on the $50,000 line of credit (7.75% at December 31, 2019) and LIBOR plus 5.451% on the $400,000 line of credit (7.36% as of December 31, 2019). Both debts are collateralized by substantially all of the assets of the Company and personally guaranteed by the Company’s officers. The $400,000 debt had an original maturity in April 2020, but has been extended for 90 days due to COVID. In April 2020, the Company requested and received a 90-day deferment of payments on the $50,000 SBA-backed line of credit due to COVID economic impacts.

(c) In 2014, the Company had entered into an agreement with US Bank for a $30,000 line of credit at the Wall Street Journal Prime Rate +4%. This note was fully extinguished in September 2018. This was a demand line of credit, cancelable at any time. The approved credit line was subsequently increased to $36,000.  Payments were due monthly in an amount equal to 2.5% of the outstanding principal balance plus any other owed costs or fees, or $100, whichever is greater. During 2018, the rates were as follows: January 1, 2018 8.5%; April 1, 2018 8.75%. Interest expense on this debt was $0 and $2,096 for the years ended December 31, 2019 and 2018, respectively.

23

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

(d) The Company paid down the entire balance and extinguished the debt with Mettle Ventures, LLC (Mettle) in September 2018. Prior to that time, the Company had a long-standing borrowing relationship with Mettle. On November 2, 2015, the Company amended the prior loan agreement with Mettle to increase the loan amount to $600,000, bearing interest of 14%, with a balloon maturity date of April 30, 2017. This loan required monthly payments of interest, and included a provision that the monthly interest payment is the greater amount of actual interest or $4,667. On November 18, 2016, the Company signed as amendment to the promissory note and loan agreement with Mettle, extending the maturity date from April of 2017 to April of 2019. This amendment also removed the minimum outstanding balance provision for this line of credit. At December 31, 2019 and 2018, the balances were $0 and $0, respectively. Interest expense of $0 and $57,534 were recorded for the years ended December 31, 2019 and 2018, respectively. Mettle has shared owners and advisors with Genlink Capital.

(e) The Company had originally initiated a loan agreement with Genlink Capital for use in purchasing inventory in November 2016. This loan was a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due with an April 2019 maturity date. The Company paid down the entire balance and extinguished this debt with Genlink Capital in September 2018. In October 2019, the Company initiated a new loan agreement with Genlink Capital for $1,500,000 at 14% interest annually with all interest and payments due in May 2020. At December 31, 2019 and 2018, the unpaid principal balance was $1,500,000 and $0, respectively. The balance is presented on the balance sheet net of unamortized loan fees of $13,453 and $0, for carrying balances of $1,486,547 and $0 as of December 31, 2019 and 2018, respectively. Interest expense of $46,947 and $88,373 and amortization of debt discounts of $6,547 and $0 was recorded for the years ended December 31, 2019 and 2018, all respectively. Accrued interest payable was $35,583 and $0 as of December 31, 2019 and 2018, respectively. The loan is subject to a minimum on total interest payments of $80,000 if it is prepaid. Genlink Capital has shared owners and advisors with Mettle. This debt is collateralized by substantially by all assets of the Company and guaranteed by the Company’s officers, is junior to the Chase loans, but senior to all other debt. Genlink has agreed to a 90-day extension of the due date of this loan due to COVID.

(f) The Company paid down the entire balance and extinguished this debt with Newtek Small Business Finance (Newtek) in September 2018. The Company had entered into a 10-year term loan agreement with Newtek in the amount of $519,000 bearing interest of prime rate plus 2.75% (7% at December 31, 2017, 7.25% on April 1, 2018 and then 7.5% on June 1, 2018), with a required monthly principal and interest payment of $5,797 in September 2014. This loan required a $75,000 collateral deposit from the Company and had a maturity date of July 31, 2024. Interest expense on this note was $0 and $22,382 for the years ended December 31, 2019 and 2018, respectively.

Future minimum principal payments (net of unamortized loan fees) on the Company’s outstanding debts are as follows as of December 31, 2019:

2020	$2,118,218
2021	193,321
2022	205,737
2023	218,925
2024	232,933
Thereafter	1,010,326
Total	$3,979.460

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

NOTE 5:  INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. However, the existence of a cumulative three-year loss requires a valuation allowance against the deferred income tax benefit for the full amount.

Deferred tax assets and liabilities as of December 31, 2019 and 2018, are as follows:

	2019	2018
Deferred Tax Assets
Net operating loss carryforwards	$116,683	$—
Charitable contribution carryforward	30,619	18,351
R&D credit carryforward	66,974	40,466
Employee stock option	14,088	14,088
	228,364	72,905

Deferred Tax Liability
Property and Equipment	(84,773)	(49,106)
Amortization	(2,203)	(1,165)
	(86,976)	(50,271)

Net deferred tax asset before valuation allowance	$141,388	$22,634
Valuation allowance	($141,388)	$—
Net Deferred Tax Asset	$—	$22,634

The following table reconciles the statutory federal income tax rate to actual rates based on income or loss before income taxes as of December 31, 2019 and 2018, respectively.

	2019	2018
Federal taxes at statutory rate	21%	21%
State income taxes, net of federal tax benefit	2%	8%
Research and development credits	4%	-18%
Change in tax rates as a result of the Tax Act	0%	27%
Prior year adjustments	0%	54%
Valuation allowance	-28%	0%
Other	-3%	3%
Effective income tax rate	-4%	95%

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted into law and the new legislation contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. At December 31, 2018, we completed our analysis and recognized income tax expense of $24,052 as result of the Tax Act.’

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

As of December 31, 2019, and 2018, the Company has a charitable contribution carryover of $124,175 and $73,968, respectively, as well as research and development and general business credits of $65,051 and $40,466, respectively. The Company's federal net operating loss carryforward as of December 31, 2019 and 2018 was $465,882 and $0, respectively, which do not expire.

The Company is not presently subject to any income tax audit in any taxing jurisdiction. Tax returns for periods before December 31, 2016 are no longer open for audit.

NOTE 6: LEASE OBLIGATIONS

The Company operates in one leased location for offices in Broomfield, Colorado and two leased warehouse locations in Denver, Colorado. The Company has renewed and expanded its leased space over the past several years to accommodate growth and changing needs.

Location	Lease Start	Lease Term	Lease Status	Lease Incentive

Broomfield	January 1, 2015	38 months	Expired	-
Broomfield	January 1, 2017	36 months	Expired	$50,000 rent allowance
Denver	October 1, 2017	39 months	Active	First three months free
Broomfield	September 1, 2018	60 months	Active	$73,160 leasehold improvement reimbursement
Denver	2019	6 months	Active	None

Under accounting guidelines, any credits received are amortized over the term of the leases for financial reporting purposes. The monthly payments on the Broomfield space are between $10,602 and $11,956 per month throughout the term of the lease. The monthly payments on the 2017-acquired Denver space are between $9,062 and $10,879 per month throughout the term of the lease. The monthly payments on the 2019-acquired Denver space are $6,000 per month throughout the term of the lease.

Future minimum cash payments due under this lease agreement are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

2020	$208,736	$76,000	$284,736
2021	99,985	37,385	137,370
2022	103,643	37,385	141,028
2023 and beyond	70,721	24,923	95,644
Total	$483,085	$175,693	$658,778

Total rent expense for the years ended December 31, 2019 and 2018 was $239,733 and $211,128, respectively.

26

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

NOTE 7: RELATED PARTIES

The stockholder of the Company’s outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards. The balances due under this arrangement as December 31, 2019 and 2018 were $0 and $8,584, respectively.

NOTE 8: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, Company implemented a 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 1,133,181 shares of Class A Voting Common Stock for issuance under the Plan. In May 2016, the Company granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer. We use the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of our stock price, and the risk-free interest rate, among others. These assumptions reflect our best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of our control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. We expense all stock-based compensation awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. As there were no additional stock options granted in the years ended December 31, 2019 and 2018, there was no stock option compensation expense nor unrecognized compensation expense. As of December 31, 2019 and 2018, there remains 818,181 shares available for issuance under the Plan.

NOTE 9: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years.  Early adoption is permitted.  We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

27

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years then ended

NOTE 11: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through May 8, 2020, the date the financial statements were available to be issued. Based on this evaluation, the following material events were identified.

Lease Extension

The Company extended and expanded a lease on overflow warehouse space that was originally set to expire in June 2020 through December 31, 2021.

COVID-19

COVID-19 began negatively impacting the Company in March of 2020.  Adverse effects included a significant drop in revenue from the direct-to-consumer and Amazon channels, material cancellations of pre-booked wholesale orders in both the US and internationally, and delays in freight departure dates for new inventory.

The Company has been able to continue operations during the pandemic by arranging to have its office staff work from home and implementing CDC-recommended protocols for its essential warehouse staff.  Decisions made to bring in spring 2020 inventory in advance of proposed new tariffs resulted in the Company having a healthy level of inventory despite current freight delays out of China.

Loan Extensions

The Company has requested and received a 90-day deferment of payments from JPMorgan Chase on its SBA loan and SBA line of credit.

The JPMorgan Chase $400,000 line of credit and the Genlink $1,500,000 line of credit have both been given 90-day extensions from their original expirations in April 2020 and May 2020, respectively.

Paycheck Protection Program Loan

The Company applied for and received an SBA Paycheck Protection Program loan for $390,415 from InBank on April 21, 2020.  This loan carries an interest rate of 1% on any amounts not forgiven.  The first of 18 payments of $21,970.97 is due on November 21, 2020.  The Company intends to meet the employee retention criteria of the program so that all of this loan will be forgiven. No assurance can be given that the loan will be forgiven in full or in part.

Genlink Loan Assignment

On May 1, 2020, the loan with Genlink Capital was assigned to an affiliate of Genlink called La Plata Capital. The transfer of ownership does not affect the terms and conditions of the loan other than those terms directly related to the ownership of the loan.

28

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on May 14, 2020.

Feel The World, Inc. d.b.a Xero Shoes

/s/ Lena Phoenix
By Lena Phoenix, Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

 /s/ Steven Sashen

Steven Sashen, Chief Executive Officer and Director

Date: May 14, 2020

/s/ Lena Phoenix

Lena Phoenix, Chief Financial Officer and Director

Date: May 14, 2020

/s/ Dennis Driscoll

Dennis Driscoll, Chief Product Officer and Director

Date: May 14, 2020

/s/ Michele Demark

Michele Demark, Director

Date: May 14, 2020

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